Exhibit 99.(a)(1)(G)

Subject:	REMINDER - NewLink Genetics Corporation Offer to Exchange Eligible Options for New Options

To:	Eligible Employees

Date:	__________, 2019
This email is intended to serve as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Options, dated June 20, 2019 (the “Exchange Offer”). The Exchange Offer and withdrawal rights will remain open until 5:00 p.m. Eastern Time on Friday, July 19, 2019, unless the Exchange Offer is extended (provided, however, that if we have not accepted the tendered Eligible Options, you may also withdraw any such tendered securities at any time after 11:59 p.m. Eastern Time on Wednesday, August 14, 2019. The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Time if the expiration of the Exchange Offer is extended. We cannot accept late submissions.
If you have any questions about the Offer, you can contact:
Legal Department
Phone: (515) 296-5555
E-Mail: option.exchange@linkp.com
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents which you may access on our website at www.newlinkgenetics.com or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.